SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

February 7, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 7.01   Regulation FD Disclosure

On February 7, 2008, Petroleum Development Corporation will host a conference for equity analysts and institutional investors at the St. Regis Hotel in New York. The presentation will include a 2007 review, 2008 outlook and corporate strategy, management transition, detailed discussion of Rockies, Appalachian and Michigan core operating areas, recent acquisitions, financial and risk management overview and 2008 guidance. PDC representatives will include Steve Williams, Chairman and CEO, Richard McCullough, Vice Chairman and CFO, Tom Riley, President, Eric Stearns, Executive Vice President Exploration and Production and Celesta Miracle, Vice President Investor Relations and Communications.

The slide presentation, which will be used on this webcast, is attached herewith as Exhibit 99.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

        PRESENTATION:
                Petroleum Development Corporation, 2008 Analyst Day, February 7, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: February 7, 2008

By: /s/ Richard W. McCullough
         Richard W. McCullough
         Vice Chairman & CFO





Petroleum Development Corporation

2008 Analyst Day

February 7, 2008

NASDAQ GSM: PETD



Disclaimer



The following information contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Management's current expectations and beliefs, as well as a number of assumptions concerning future events.

These statements are based on certain assumptions and analyses made by Management in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with Management's expectations and predictions is subject to a number of risks and uncertainties, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Petroleum Development Corporation; actions by competitors; changes in laws or regulations; and other factors, many of which are beyond the control of Petroleum Development Corporation.

You are cautioned not to put undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied, as more fully discussed in our safe harbor statements found in our SEC filings, including, without limitation, the discussion under the heading "Risk Factors" in the company's annual report on Form 10-K. All forward-looking statements are based on information available to Management on this date and Petroleum Development Corporation assumes no obligation to, and expressly disclaims any obligation to, update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The SEC permits oil and gas companies to disclose in their filings with the SEC only proved reserves, which are reserve estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The Company uses in this presentation the terms "probable" and "possible" reserves, which SEC guidelines prohibit in filings of U.S. registrants. Probable reserves are unproved reserves that are more likely than not to be recoverable. Possible reserves are unproved reserves that are less likely to be recoverable than probable reserves. Estimates of probable and possible reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by the Company. In addition, the Company's production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases.

This material also contains certain non-GAAP financial measures as defined under the Securities and Exchange Commission rules.

2



Welcome



- Celesta Miracle, VP Investor Relations and Communications
- Introductions
  - Steve Williams, Chairman and CEO
  - Rick McCullough, Vice Chairman and CFO
  - Eric Stearns, Executive Vice President of Exploration and Production



See Slide 2 regarding Forward Looking Statements

Presentation Overview



- YE 2007 snapshot, history and elements of strategy
  - Steve Williams
- Areas of operations, opportunities and operating parameters, reserves
  - Eric Stearns
- Preliminary 2007 Results, 2008 Guidance, 2008-2010 Outlook
  - Rick McCullough

See Slide 2 regarding Forward Looking Statements



2008 Analyst Day



Steve Williams

Chairman and CEO

5



Company Snapshot



❖ **Market Cap (12/31/07)**
  • **$ 881 million**

❖ **2007 Year-end Proved Reserves 686 Bcfe**

❖ **3-P Reserves @ YE2007**
  • **1.044 TCFE***

❖ **Annual Production**
  • **28 Bcfe (2007)**



Rocky Mountains
2007 Proved Reserves: 559 Bcfe
2006 Production: 14.1 Bcfe
2007 Production: 23.5 Bcfe

Michigan Basin
2007 Proved Reserves: 24 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 1.7 Bcfe

Barnett Shale
Exploratory project
December 2007/January drilling-
2 horizontal wells

Appalachian Basin
2006 Proved Reserves: 103 Bcfe
2006 Production: 1.5 Bcfe
2007 Production: 2.7 Bcfe

* See slide 27 regarding reserves included in probable and possible categories.

6

3



PDC Investment Theme



- PDC has
  - Large inventory of low-risk, high quality development prospects in Colorado
  - Staff and expertise to predictably execute the development plan
  - Capital to fund development at aggressive 2007 levels through 2010
- The Company is positioned for significant value creation in 2008 and beyond without any additions to its prospect inventory
- Acquisitions, exploration or exploitation success in the Barnett or Marcellus shale or other new areas will add to anticipated future reserves and production levels



Additional 2008 Value Enhancers



- Improving margin on production
  - Increased Rocky Mountain gas pricing with start-up of Rocky Mountain Express pipeline (December 2007)
  - G&A unit costs decreasing with increasing production rates
  - Production unit costs decreasing with increasing production rates
- Potential exploration and exploitation success in new areas
- Possible acquisitions



Recent Developments



- Priced $203 million of senior notes due in 2018 at 12%
- Announced Company will not offer a 2008 drilling partnership
- Sold Bakken Shale acreage in North Dakota for $34.7 million
- Named Rick McCullough to succeed Steve Williams as CEO later in 2008
- Considering formation of MLP
  - Monitoring market developments



Overview



- Pre 2007 growth was through partnerships and drilling and acquisitions
  - High growth with low financial risk
  - Began E&P transition in 2002
- $354 million Piceance sale in July 2006 was a transformational event
  - $ 192M in acquisitions completed in early 2007 through like-kind exchange
  - Monetized unrecognized value
  - Increased 2007 capital expenditures to ~$270 million from $148 Million in 2006
  - Increasing use of debt in capital structure
- E&P will underpin future growth
  - Accelerated development of high-quality prospect inventory
  - Bolt-on acquisitions
  - Limited exploration (~10% of capital budget)



Business Segments

- Business divided into four main segments :
  - Oil and Gas Sales
  - Drilling and Development
  - Natural Gas Marketing
  - Well Operations



Business Segment Contribution

- Decreasing relative impact of Drilling and Development and increasing impact of Oil & Gas Sales reflect transition from drilling program syndicator to E&P company away from partnership syndication



Segment Net Income





Core Operating Regions

2007 Proved Reserves
686Bcfe
Appalachian Basin
Michigan Basin
15%
4%
81%
Rocky Mountains

2007 Production
28 Bcfe
Appalachian Basin
Michigan Basin
10%
7%
83%
Rocky Mountains

Rocky Mountains
2007 Proved Reserves: 559 Bcfe
2006 Production: 14.1 Bcfe
2007 Production: 23.5 Bcfe
Michigan Basin
2007 Proved Reserves: 24 Bcfe
2006 Production: 1.4 Bcfe
2007 Production: 1.7 Bcfe
Appalachian Basin
2007 Proved Reserves: 103 Bcfe
2006 Production: 1.5 Bcfe
2007 Production: 2.7 Bcfe

See Slide 2 regarding Forward Looking Statements

Energy Market Exposure

Percentage of Sales by Market
(Sales in Mcf equivalents as of 9/30/07)

Oil 21.6%
Nymex Gas 12.4%
Michigan 5.9%
Northern Border 0.5%
Midcontinent 14.3%
Colorado Liquids 3.0%
Colorado 42.3%

See Slide 2 regarding Forward Looking Statements



Consistent Growth

Production Growth
(Bcfe)



19% CAGR[1] 2001 - 2006
66% 2007
28Bcfe

2001 2002 2003 2004 2005 2006 2007
■ Oil ■ Natural Gas

Proved Reserves Growth
(Bcfe)



20% CAGR 2001 - 2006
112% 2007
686Bcfe

2001 2002 2003 2004 2005 2006 2007
■ Oil ■ Natural Gas

- PDC has had consistent reserve and production growth through developmental drilling, opportunistic acquisitions and focusing on core operational efficiencies

(1) Compound annual growth rate

15



Drilling Activity

Low risk drilling inventory results in high completion rates

Total Wells

Year	Total Drilled	Net	% Productive Drilled	Net
2002	70.0	13.7	100%	100%
2003	111.0	29.5	99%	97%
2004	158.0	45.0	96%	98%
2005	242.0	110.7	97%	95%
2006	231.0	137.7	97%	97%
2007	343.0	277.0	95%	96%

Historical Drilling



81% CAGR (net wells) 2002 - 2007

	2002	2003	2004	2005	2006	2007
Gross	70	111	158	242	231	356
Net	14	30	45	111	138	278

■ Net Wells ■ Gross Wells

16

8



YE2007 Proved Reserve Summary

- Added to Reserves and Production through acquisitions and development in 2007
- 2007 acquisitions added 195 Bcfe proved reserves

Summary Reserve Data					
	Proved Reserves (Bcfe)[1]				
	2006 YE	2007 YE	% Growth	% Developed	% Natural Gas
Rockies	175.5	558.6	195%	47.0%	83.6%
Appalachia	36.0	102.7	185%	72.4%	99.8%
Michigan	21.2	24.3	15%	100%	98.6%
Total	**322.7**	**685.6**	**112%**	**53.6%**	**86.6%**

(1) Independent reserve engineer's estimates



Unproved Potential

Distribution of 2P and 3P Reserves



- Piceance Basin 57%
- NE Colorado 15%
- Wattenberg Field 28%

▪Over 358 Bcfe of Probable and Possible Reserves for Future Development

- Grand Valley offset locations

- Wattenberg field locations (5th spot, rule 318A and 40 acre locations)

- Locations identified by seismic and offsets to producing wells in NE Colorado

* See slide 2 regarding reserve estimate limitations.

Key Value Drivers



- **Proven Track Record**
  - 5-year 940% return to shareholders through stock price appreciation (1/03- 12/07)
  - 66% year-over-year production growth (2006-2007)
  - 112% year-over-year reserve growth (2006-2007)
- **Visible Built-in-Growth**
  - More than 1 Tcfe of 3P reserves provides significant near-term growth potential
  - Large multi-year, low risk drilling inventory
  - Investments in new areas with substantial growth potential
- **Strong Financial Position**
  - Strong balance sheet
  - Debt-to-cap 27% (12/31/2007)

Growth Strategy



- PDC's primary goal is to create economic value by continuing to grow reserves, production, net income and cash flow

- To increase these key performance measures
  - PDC maintains an active drilling program focusing on low-risk development of gas and oil reserves
  - Acquires producing properties with development potential
  - Limited exploratory drilling

2008 and Beyond



- Develop operations in core areas
    - Integrate and accelerate development of legacy and acquired properties
- Identify and execute strategic acquisitions
    - Bolt-on acquisitions in core areas
    - Acquisitions with similar geologic and operational characteristics to bootstrap new areas
- Pursue select high potential exploration and exploitation opportunities
- Maintain focus on increasing long-term stakeholder value

2008 Analyst Day



Eric Stearns

EVP, Exploration & Production



2007 Operations Highlights



Operations CAPEX	$261M
Net Production	28 Bcfe
Proved Reserves	686 Bcfe
Total 3P Reserves	1.04 Tcfe
Wells Drilled	356 Gross 278 Net
Re-Completions/Fracs	165 Gross 160 Net



2007 CAPEX Summary



Development Net Capital	$224M
Exploration, Land, G&G	$24M
Misc. Capital	$12M
Total Net Capital	$261M

2007 Production Summary

2007 Forecast by Area (MMcfe)

Area	1Q Actual	1Q Forecast	2Q Actual	2Q Forecast	3Q Actual	3Q Forecast	4Q Actual	4Q Forecast	Total Actual	Total Forecast
Rocky Mtn	4,290	4,435	5,322	5,041	6,683	6,794	7232	7,405	23,527	23,675
Appalachian	617	625	687	640	610	680	830	689	2,744	2,634
Michigan	426	415	427	424	428	456	423	459	1,704	1,754
Total	5,333	5,475	6,436	6,105	7,721	7,930	8,485	8,553	27,975	28,063

2007 Rocky Mountain Forecast by Area (MMcfe)

Area	1Q Actual	1Q Forecast	2Q Actual	2Q Forecast	3Q Actual	3Q Forecast	4Q Actual	4Q Forecast	Total Actual	Total Forecast
Wattenberg	2,209	2,314	2,623	2,586	2,963	3,149	3337	3,361	11,132	11,410
Grand Valley	1,246	1,064	1,590	1,245	2,622	2,086	2770	2,094	8,228	6,489
NECO	677	834	942	954	960	1,203	1030	1,492	3,609	4,483
North Dakota	158	224	165	256	138	355	95	458	556	1,293
Total	4,290	4,436	5,320	5,041	6,683	6,793	7,232	7,405	23,525	23,675

See Slide 2 regarding Forward Looking Statements

YE2007 Proved Reserves

	MMcfe	MMcf Gas	Mbo Oil
Proved Developed	367,688	314,123	8,927
		85%	15%
Proved Undeveloped	317,904	279,440	6,411
		88%	12%
Total Proved	685,592	593,563	15,338
		87%	13%

- Net Weighted Average Oil Price $80 / Bbl
- Net Weighted Average Gas Price $6.75 / Mcf
  - Year-end Nymex less applicable area differential

See Slide 2 regarding Forward Looking Statements



YE2007 3P Reserve Summary



| | Proved Dev Producing | | | Proved Dev Non-Producing | | | Proved Undeveloped | | | Probable | | | Possible | | |
	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe
Appalachian Basin	35	59,295	59,502	0	21,060	21,060	0	22,115	22,115	0	0	0	0	0	0
Michigan	58	23,492	23,839	0	487	487	0	0	0	0	0	0	0	0	0
Wattenberg	4,633	42,762	70,558	3,840	24,465	47,507	6,210	40,729	77,988	7,102	43,354	85,965	1,446	6,953	15,629
Piceance	99	83,126	83,718	8	8,201	8,250	201	200,998	202,204	148	148,478	149,369	55	54,705	55,034
NE Colorado	0	43,330	43,330	0	7,612	7,612	0	15,598	15,598	0	27,468	27,468	0	24,860	24,860
ND Bakken Shale	138	29	854	0	0	0	0	0	0	0	0	0	0	0	0
ND Burbak Nesson	106	263	902	0	0	0	0	0	0	0	0	0	0	0	0
Powder River Basin	5	0	29	0	0	0	0	0	0	0	0	0	0	0	0
ND Non-Operated	6	2	40	0	0	0	0	0	0	0	0	0	0	0	0
Total All Fields	5,079	252,298	282,771	3,849	61,825	84,916	6,411	279,440	317,904	7,250	219,299	262,801	1,501	86,518	95,523

| | Proved Developed | | | Total Proved | | | Total 2P | | | Total 3P | | |
	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe	Oil	Gas	Mmcfe
Appalachian Basin	35	80,355	80,563	35	102,470	102,678	35	102,470	102,678	35	102,470	102,678
Michigan	58	23,979	24,326	58	23,979	24,326	58	23,979	24,326	58	23,979	24,326
Wattenberg	8,473	67,227	118,065	14,683	107,956	196,052	21,784	151,310	282,017	23,231	158,263	297,646
Piceance	107	91,327	91,968	308	292,324	294,171	456	440,802	443,540	511	495,507	498,573
NE Colorado	0	50,942	50,942	0	66,540	66,540	0	94,007	94,007	0	118,867	118,867
ND Bakken Shale	138	29	854	138	29	854	138	29	854	138	29	854
ND Burbak Nesson	106	263	902	106	263	902	106	263	902	106	263	902
Powder River Basin	5	0	29	5	0	29	5	0	29	5	0	29
ND Non-Operated	6	2	40	6	2	40	6	2	40	6	2	40
Total All Fields	8,927	314,123	367,688	15,338	593,563	685,592	22,588	812,862	948,393	24,089	899,380	1,043,915



2007 Drilling Summary
(Operated Wells)



Operating Area	Gross Wells	Net Wells
Appalachia	8	8
Michigan	3	3
Wattenberg	153	110
Grand Valley	53	42
NECO	122	111
North Dakota	3	2
Texas	1	1
Non-Operated	13	1
Total	356	278

Historical Drilling Activity





2007 Re-Completion Summary



Area	# Projects	# Net Projects
Appalachian	30	30
Wattenberg Codell	45	44
Wattenberg Niobrara	62	61
Wattenberg Cod / Nio	28	25
Total	165	160



2006-2007 Acquisition Summary



	DJ Acquisitions	Partnership Buy-Back	Castle
Purchase Price	$160M	$58M	$53M
YE2007 Proved Reserves	105 Bcfe	50e Bcfe	31 Bcfe
Total 3P Reserves	152 Bcfe	50e Bcfe	47 Bcfe
Purchased Wells	379	Interest in 718	741
Drilled wells 2007	106		
Re-Work Projects	89		
Net Acres Acquired	20,200		39,640
Developed	7,662		29,640
Undeveloped	12,583		10,000
Proved Drilling Locations	266		188
Proved Re-Works	172		
Probable Projects	394		32



2008 Operations Forecast





2008 CAPEX

	2007	2008	%Change
Development Net Capital (MM$)	224	194	-13%
Exploration, Land, G&G (MM$)	24	50	109%
Miscellaneous Capital (MM$)	12	11	-8%
Total Net Capital (MM$)	$261	$255	-2%



2008 Operation and Production Forecast

CAPEX	$255M ($194M Drilling & Re-Works)
Net Production	38 Bcfe
Proved Reserves	750+ Bcfe
Total 3P Reserves	1.2+ Tcfe
Wells Drilled*	360 Gross / 330 Net
Re-Completions/Fracs	130 Gross / 116 Net

*Does not include exploitation / exploration wells



Operations Forecast 2008 vs 2007



	2007	2008	% Change
Total Net Production (BCFE)	28	38	36%
Net Exit Rate (MMCFE/D)	100	122	22%
Gross Exit Rate (MMCFE/D)	187	211	13%
Development Net Capital (MM$)	$224	$194	-13%
Number of Drilling Projects Gross (Net)*	356 (278)	360 (330)	5% (19%)
Number of Other Projects Gross (Net)*	165 (160)	130 (116)	-21% (-28%)

*Does not include exploitation / exploration wells

See Slide 2 regarding Forward Looking Statements

35



2008 Estimated Production



Gas, Mmcf	1Q08	2Q08	3Q08	4Q08	Total
Castle	258	270	370	426	1,324
Appalachian	712	727	789	833	3,061
Michigan	383	382	382	378	1,526
Wattenberg	1,901	2,035	2,012	2,043	7,991
Piceance	2,817	2,782	3,443	3,723	12,765
NECO	1,077	1,370	1,583	1,735	5,765
Bakken	2	1	1	1	6
Nesson	10	17	14	21	63
Powder River	0	0	0	0	0
ND Non-Op	0	0	0	0	0
Total	7,159	7,585	8,595	9,161	32,500

Oil, Mbbl	1Q08	2Q08	3Q08	4Q08	Total
Castle	0	0	0	0	0
Appalachian	1	1	1	1	3
Michigan	1	1	1	1	4
Wattenberg	198	218	222	234	872
Piceance	3	3	2	2	10
NECO	0	0	0	0	0
Bakken	4	3	3	3	13
Nesson	3	8	7	12	30
Powder River	0	0	0	0	1
ND Non-Op	0	0	0	0	0
Total	209	234	237	252	932

Mmcfe	1Q08	2Q08	3Q08	4Q08	Total
Castle	258	270	370	426	1,324
Appalachian	716	732	793	838	3,078
Michigan	389	388	387	383	1,547
Wattenberg	3,088	3,344	3,347	3,446	13,224
Piceance	2,833	2,797	3,457	3,736	12,824
NECO	1,077	1,370	1,583	1,735	5,765
Bakken	23	21	20	18	83
Nesson	28	66	54	91	240
Powder River	1	1	1	1	4
ND Non-Op	1	1	1	1	3
Total	8,414	8,990	10,014	10,674	38,092

See Slide 2 regarding Forward Looking Statements

36

18

Projected 2008 Production





37

2008 Proposed Development Projects





38

2008 Operations by Area



Area	Drilling* Gross (Net)	Re-Works Gross (Net)	Net Production (Bcfe)	Operated Wells YE07
Appalachian	23 (23)	30 (25)	3.1	1361
Michigan	2 (2)		1.5	209
Wattenberg	115 (92)	100 (91)	13.2	1212
Grand Valley	42 (36)		12.8	227
NECO	125 (125)		5.8	457
North Dakota	3 (2)		0.4	7
Texas Barnett				1
Castle	50 (50)		1.3	741
Total	364 (334)	130 (116)	38.1	4215

*Does not include exploitation / exploration wells

Acreage Inventory



AREA	Lease Gross Acres	Lease Net Acres	Net Developed Acres	Net Undeveloped Acres	State
Grand Valley	7,804	7,804	2,994	4,810	Colorado
Wattenberg	64,953	63,486	47,440	13,143	Colorado
Neco	80,000	51,000	16,800	34,200	Colorado
Neco	24,539	23,000	1,880	21,120	Kansas
Michigan	8,680	8,680	8,240	440	Michigan
New York	19,500	16,575	0	16,575	New York
North Dakota	101,267	68,474	4,767	59,972	North Dakota
Appalachian Basin	54,600	54,600	54,600	0	WV / PA
Castle Gas	39,640	39,640	29,640	10,000	Pennsylvania
Wyoming	31,945	31,945	0	31,945	Wyoming
Texas Barnett	10,804	8,868	0	8,868	Texas
Total	443,732	374,072	166,361	201,073	
			PDC TOTAL NET	367,434	



2008 Rockies Operating Areas



- Greater Wattenberg Field Area, DJ Basin
  - Adams, Weld County, Colorado
    - Niobrara, Codell, J Sand
- Grand Valley Field, Piceance Basin
  - Garfield County, Colorado
    - Mesaverde Section
- NECO Area, eastern DJ Basin
  - Yuma County, Colorado & Cheyenne County, KS
    - Niobrara
- North Dakota, Western Williston Basin
  - Burke County
    - Nesson, Midale, Bakken



2008 Grand Valley Field





Grand Valley Field





- ❑ **Operated wells year end   227**
- ❑ **Remaining Acreage Developable 4,810**
- ❑ **481 - 10 acre locations**
- ❑ **372 PDC, 109 PDC and Partners (22 net PDC) 394 total net PDC**
- ❑ **Number of net remaining locations**
  - • **Net PDC PUD   200**
  - • **Probable   144**
  - • **Possible   50**

2008 Proposed Development
Grand Valley Field



	2007	2008	% Change
Total Net Production (BCFE)	8.2	12.8	56%
Net Exit Rate (MMCFE/D)	35.4	43.0	21%
Total Net Capital (MM$)	$99.2	$74.0	-25%
Drilling Projects, Gross (Net)	53 (42)	42 (36)	-21%



2008 Proposed Development
Grand Valley Projects





Piceance Projects



Project Profile
Grand Valley Drilling



❑	IP Rate	1250 Mcfe/d
❑	Production Profile	Hyperbolic
❑	EUR	1500 Mmcfe
❑	Life of Well	24.5 years
❑	Severance Tax	2.05%
❑	Ad Valorem Tax	3.43%
❑	Production Expense	$2900/mo & $0.10/mcf
❑	Gas Index	80% CIG; 20% MidCon
❑	Gathering	($0.41)
❑	BTU Factor	1.067
❑	Fuel	3.9%
❑	Capital Cost of Well	$2300k
❑	Net Direct F&D Cost	$1.87/Mcfe
❑	Working Interest	100%
❑	NRI	82%

Grand Valley Well Type Curve





Piceance New Drill Type Curve

Capital Expenses — $2,300,000
Operating Expenses — $34,800/year
Production Taxes — 5.48%
IP – 34,536 MCFE/month

Year	Gas Mcfe
1	254,458
2	144,449
3	110,960
4	92,968
5	81,337
6	73,046
7	66,759
8	61,788
9	57,806
10	54,455
11	51,187
12	48,116
13	45,229
14	42,515
15	39,964
16	37,567
17	35,313
18	33,194
19	31,202
20	29,329

Wattenberg Field









2008 Wattenberg Field



❑ **Operated wells year end**   **1212**

❑ **Undeveloped acreage**   **13,143**

❑ **Number of remaining net locations**   **914**

- **Net PUD**   **325**

- **Net Probable**   **476**

- **Net Possible**   **50**



2008 Proposed Development Wattenberg Field Area



	2007	2008	% Change
Total Net Production (BCFE)	11.1	13.2	19%
Net Exit Rate (MMCFE/D)	36.6	40.4	10%
Total Net Capital (MM$)	$90.9	$61.6	-32%
Drilling Projects, Gross (Net)	153 (110)	115 (92)	-25%
Other Projects, Gross (Net)	135 (130)	100 (91)	-26%



2008 NECO Area





NECO Area

- **Operated wells year end**   457

- **Undeveloped acreage**   34,200

- **Number of remaining net locations**   481

  - **PUD**   90

  - **Probable**   173

  - **Possible**   160



2008 Proposed Development NECO Area



	2007	2008	% Change
Total Net Production (BCFE)	3.6	5.8	61%
Net Exit Rate (MMCFE/D)	12.7	19.6	54%
Total Net Capital (MM$)	$26.8	$31.3	17%
Drilling Projects, Gross (Net)	122 (111)	125 (125)	2%



See Slide 2 regarding Forward Looking Statements

Appalachian Basin Operating Area





West Virginia
Marion
Monongalia
N
Preston
Taylor
Harrison
Barbour
Lewis
Upshur
Randolph
0
5
10
15
20
Miles
PDC Leases

See Slide 2 regarding Forward Looking Statements



Appalachian Basin



- ❑ **Operated wells year end   1361**

- ❑ **Evaluating Undeveloped Acreage Position**

- ❑ **Number of remaining locations**

    - • **PUD   25**

    - • **Other opportunities not fully evaluated.**



2008 Proposed Development
Appalachian Basin



	2007	2008	% Change
Total Net Production (BCFE)	2.5	3.1	24%
Net Exit Rate (MMCFE/D)	7.0	9.1	30%
Total Net Capital (MM$)	$5.0	$8.9	78%
Drilling Projects, Gross (Net)	8 (8)	23 (23)	130%
Other Projects, Gross (Net)	30 (30)	30 (25)	0%



2008 Appalachian – Castle Operating Area







Appalachian Basin – Castle Area



Appalachian Basin - Castle:

☐ **Operated wells year end**   **741**

☐ **Undeveloped acreage**   **10,000**

☐ **Number of remaining locations**

- **PUD   188**
- **Other opportunities not fully evaluated**



2008 Proposed Development
Castle Area



	2008
Total Net Production (BCFE)	1.3
Net Exit Rate (MMCFE/D)	4.4
Total Net Capital (MM$)	$12.7
Drilling Projects, Gross (Net)	50 (50)



See Slide 2 regarding Forward Looking Statements

2008 North Dakota





CANADA
N
North Dakota
Divide
Burke
Renville
Ward
Williams
Mountrail
0 5 10 15 20
Miles
PDC Leases

See Slide 2 regarding Forward Looking Statements

North Dakota



	2007	2008	% Change
Total Net Production	0.6	0.3	-50%
Net Exit Rate (MMCFE/D)	1.2	1.3	-8%
Total Net Capital (MM$)	2.0	4.2	110%
Drilling Projects, Gross (Net)	3 (2)	3 (2)	0%

Operated Wells year end	7
Undeveloped Acreage	59,972
Number of remaining locations	
PUD	0

Michigan



❑ **Operated wells year end**   **209**

❑ **Undeveloped acreage**   **440**

❑ **Number of remaining locations**   **3**

    • **PUD**   **2**

    • **Probable**   **1**



2008 Proposed Development - Michigan Basin



	2007	2008	% Change
Total Net Production (BCFE)	1.7	1.5	-12%
Net Exit Rate (MMCFE/D)	4.6	4.2	-9%
Total Net Capital (MM$)	$1.2	$0.8	-33%
Drilling Projects, Gross (Net)	3 (3)	2 (2)	-33%





2008 Proposed Exploration / Exploitation Activity



2008 Proposed Exploration / Exploitation Budget



		MM$
❑	**Exploration**	**11.4**
❑	**Exploitation**	**13.7**
❑	**G & G**	**6.1**
❑	**Land**	**19.2**
❑	**Total**	**$50.4**

- **Budget 2X 2007 Level**
- **Addition of geological and geophysical professionals**
- **No Reserve adds modeled**



2008 Proposed Exploration Budget



Exploration:

	MM$
▪ **North Dakota (Midale)**	**2.6**
▪ **New York (Trenton BR)**	**1.5**
▪ **Unnamed Opportunities**	**7.3**
Total Exploration Capital	**$11.4**



2008 Proposed Exploitation Budget



Exploitation:

		MM$
❑	**Barnett Shale (4 wells)**	**8.6**
❑	**Marcellus Shale (1 well)**	**1.5**
❑	**Unnamed Opportunities**	**3.6**
	Total Exploitation Capital	**$13.7**



Barnett Shale Project





- **8,868 Acres under Lease**

- **1,500 Acres seismic option**

- **3D Seismic acquired under both lease blocks**

- **2 drilled horizontal wells**

- **Completion operations expected to commence late 1Q or early 2Q as 3rd party pipeline construction complete**

- **No reserve value in current 3P**



Marcellus Shale "Fairway"
PDC Areas of Operation





☐ 7 1/2' USGS Quad with PDC well operations / leasehold

• PDC operates over 2100 wells within the Marcellus "Fairway" area.

• Leasehold combination of lease, farmout and wellbore ownership.

• Potential of 10-40,000 acres within "Fairway", pending full determination of leasehold rights.

•No reserve value in current 3P.





2008 – 2010 Operating Estimate



2008 – 2010 Operating Estimate

	2008	2009	2010
Total Net Capital (MM$)	254	315	315
Net Production (BCFE)	38	48	56
% Production Growth	36%	26%	17%
Gross Drilling Projects	360	360	360
Net Drilling Projects	330	358	358

- Considered baseline outcome with no additions from Barnett, Marcellus or other exploration, exploitation activity or acquisitions

- Assumes constant drilling level & cost in 2009 & 2010 equal to 2008 level including Partnership carry-over activity

- Assumes development of identified proved and probable reserves in current areas of operations



Estimated 2008-2010 Production





2008 Analyst Day



Rick McCullough

Vice Chairman and CFO



Analysis of 2007 Forecast



	2007 Guidance ($MM)	2007 Actual ($MM)
Revenues	$167 – 197	$170 - 200
Expenses		
DD&A	58 – 65	70 – 75
G&A	14 – 16	28 – 30
Operating Income	82 – 95	63 – 75
Net Income	47 – 54	36 – 42

- Actual DD&A higher than Guidance due to acquisitions and greater development drilling
- Actual G&A higher than Guidance due to estimate not reflecting increase cost of financial statements audits, increased legal expenses and staffing up of accounting and financial infrastructure
- Non operating gain on sale of leasehold added approximately $15 Million to net income



2008 Budget Assumptions[1]



- Reserves, production and capital expenditures per the internal operational plan
- Production taxes and direct operating costs on a field-by-field basis
- SG&A of $30.0M up from $28M in 2007
- DD&A based on field-by-field depreciation analysis

(1) The Company has no intent to update or correct these estimates during the year.



2008 Budget Assumptions



- Revolver interest rate at pricing grid plus LIBOR spread
- $203.0MM Senior Notes issuance at 12.0%
- 2008 commodity pricing based on NYMEX strips as of 12/7/07
  - NYMEX Gas/Oil - $7.60 / $87.85
  - Differentials (NYMEX Gas/Oil) - 16% / 10%
- Assumed 50% of exploration expenditures expensed and no production or reserves

2006-2008E Financial Metrics



Production
(Bcfe)



Oil & Gas Revenues
($MM)



EBITDAX
($MM)



CAPEX
($MM)



See Slide 2 regarding Forward Looking Statements

77

2006-2008E Operating & Credit Metrics



Total Operating Costs
($/Mcfe)



Total Debt / Cap
(%)



Production Cost
($/Mcfe)



Total Debt / EBITDAX(1)
(x)



(1) Earnings before interest, taxes, depreciation, depletion and amortization and exploration expense

See Slide 2 regarding Forward Looking Statements

78

39



Debt Maturity Schedule

- $234MM Revolver matures November 4, 2010
- Majority of $195MM net note proceeds will pay down $175MM drawn balance
- $203MM 12% Senior Notes mature February 2018
- Note proceeds provide:
  – Mitigation of liquidity risk
  – Diversification of funding sources
  – Capital for aggressive organic development program
  – Capacity/Flexibility to pursue opportunistic non-organic growth opportunities



Debt Maturity



Hedging Program

- PDC's currently implemented hedging schedule helps to ensure stable, predictable cash flows[1]

Hedging Schedule (as of February 4, 2008)

	Begin	End	Floors Monthly Quantity MMBtu	Floor Price	Ceilings Monthly Quantity MMBtu	Ceiling Price	Swaps (Fixed Prices) Monthly Quantity MMBtu	Fixed Price
Colorado Interstate Gas (CIG) Based Derivatives (Piceance Basin)								
	Nov-07	Mar-08	100,000	$5.25				
	Nov-07	Mar-08	100,000	$5.25	100,000	$9.80		
	Apr-08	Oct-08	197,250	$5.50	197,250	$10.35		
	Apr-08	Oct-08					294,000	$6.54
	Nov-08	Mar-09	272,600	$6.50	272,600	$10.15		
	Apr-09	Oct-09	272,600	$5.75	272,600	$8.75		
NYMEX Based Derivatives (Appalachian and Michigan Basins)								
	Nov-07	Mar-08	144,500	$7.00				
	Nov-07	Mar-08	144,500	$7.00	144,500	$13.70		
	Apr-08	Oct-08	144,500	$6.50	144,500	$10.80		
	Apr-08	Oct-08	120,000	$7.00	120,000	$13.00		
	Nov-08	Mar-09	123,000	$7.50	123,000	$14.20		
	Apr-09	Oct-09	123,000	$6.75	123,000	$12.45		
Panhandle Based Derivatives (NECO)								
	Nov-07	Mar-08	70,000	$5.75				
	Nov-07	Mar-08	90,000	$6.00	90,000	$11.25		
	Apr-08	Oct-08	90,000	$5.50	90,000	$9.85		
	Apr-08	Oct-08	90,000	$6.00	90,000	$11.25		
	Apr-08	Oct-08					120,000	$6.80
	Nov-08	Mar-09	110,000	$6.75	110,000	$10.05		
	Apr-09	Oct-09	110,000	$6.00	110,000	$9.70		
Colorado Interstate Gas (CIG) Based Derivatives (Wattenberg Basin)								
	Nov-07	Mar-08	120,000	$5.25	120,000	$9.80		
	Apr-08	Oct-08	306,000	$5.50	306,000	$10.35		
	Apr-08	Oct-08					206,000	$6.54
	Nov-08	Mar-09	199,800	$6.50	199,800	$10.15		
	Apr-09	Oct-09	199,800	$5.75	199,800	$8.75		
Oil - NYMEX Based (Wattenberg Basin)							**Bbls**	
	Jan-08	Dec-08					29,070	$84.20
	Jan-09	Dec-09					18,700	$84.90
	Jan-09	Dec-09					18,700	$85.40
	Jan-10	Dec-10	18,700	$70.00	18,700	$102.25		
	Jan-10	Dec-10	18,700	$70.00	18,700	$103.00		

Note:
✍ Current hedges in place cover 29.2 Bcfe of total future production from January 1, 2008 forward

2009 – 2010 Assumptions



- **<u>Not Company Forecast</u>**; simply illustration of growth associated with replication of 2008 drilling program
- Operating and finance teams extended their 2008 projections through 2010 utilizing consistent methodologies
- 2008-2010 commodity prices based on NYMEX strip prices as of 12/7/07 adjusted for historical differentials by area
- 2009 and 2010 CAPEX and production increased to reflect impact of elimination of interests assigned to the drilling program partnership in 2008 drilling programs

2007-2010 Financial Metrics











2007-2010 Operating & Credit Metrics



Total Operating Costs



($/Mcfe)

	2007	2008E	2009E	2010E
	5.09-5.19	4.44-4.54	4.31	4.34

Total Debt / Cap



(%)

	2007	2008E	2009E	2010E
	27	45	47	46

Production Cost



($/Mcfe)

	2007	2008E	2009E	2010E
	1.53-1.63	1.26-1.36	1.27	1.26

Total Debt / EBITDAX



(x)

	2007	2008E	2009E	2010E
	1.7	1.7	1.6	1.5

2008-2010 Forecast Qualitative Comments



- Strong financial position
  - Healthy balance sheet
  - Consistently low debt metrics support opportunistic growth strategy

- Reserve base provides significant growth potential
  - Predictable low-risk production profile

- Realized prices will have greatest impact on execution results



PDC Investment Theme

- PDC has:
  - Large inventory of low-risk, high quality development prospects in Colorado
  - Staff and expertise to predictably execute the development plan
  - Capital to fund development at aggressive 2007 levels through 2010
- The Company is positioned for significant value creation in 2008 and beyond without any additions to its prospect inventory
- Acquisitions, exploration or exploitation success in the Barnett or Marcellus shale or other new areas will add to anticipated future reserves and production levels



85



Operations Appendix

Additional Prospect Area Information



86



Project Profile – Wattenberg Drilling



		Codell / Niobrara:	Codell:
❑	IP Rate	295 Mcfe/d	195 Mcfe/d
❑	Production Profile	Hyperbolic	Hyperbolic
❑	EUR	300 Mmcfe	200 Mmcfe
❑	Life of Well	23.5 years	9.5 years
❑	Severance Tax	2.05%	2.05%
❑	Ad Valorem Tax	5.54%	5.54%
❑	Production Expense	$612 / month	$612 / month
❑	Gas Index	CIG	CIG
❑	Gathering	$0.00	$0.00
❑	BTU Factor	1.000	1.000
❑	Fuel	0.0%	0.0%
❑	Capital Cost of Well	$610k	$510k
❑	Working Interest	100%	100%
❑	NRI	80%	80%
❑	Net F&D Cost	$2.54 / Mcfe	$3.19 / Mcfe



Wattenberg Well Type Curve





Year	Oil BO	Gas Mcf
1	5,859	27,652
2	3,028	16,216
3	2,187	12,191
4	1,753	10,000
5	1,481	8,589
6	1,293	7,590
7	1,154	6,839
8	1,046	6,249
9	958	5,747
10	882	5,287
11	811	4,864
12	746	4,475
13	687	4,117
14	632	3,788
15	581	3,485
16	535	3,206
17	492	2,950
18	453	2,714
19	416	2,496
20	290	1,740



Wattenberg Codell Well Type Curve





Wattenberg Codell New Drill Type Curve

Capital Expenses - $510,000
Operating Expenses - $7,344/year
Production Taxes - 7.59%
IP - 5,944 MCFE/month

Year	Oil BO	Gas MCF
1	4,190	19,746
2	2,165	11,580
3	1,564	8,705
4	1,253	7,141
5	1,059	6,133
6	925	5,420
7	825	4,883
8	748	4,462
9	685	4,104
10	631	3,776
11	580	3,474
12	534	3,196
13	491	2,940
14	452	2,705
15	416	2,488
16	382	2,289
17	352	2,106
18	324	1,938
19	298	1,783
20	208	1,243

See Slide 2 regarding Forward Looking Statements

89



Project Profile
Wattenberg Codell Re-Frac



- ❏ **IP Rate**   **109 Mcfe/d**
- ❏ **Production Profile**   **Hyperbolic**
- ❏ **EUR**   **185 Mmcfe**
- ❏ **Life of Well**   **27 years**
- ❏ **Severance Tax**   **2.05%**
- ❏ **Ad Valorem Tax**   **5.54%**
- ❏ **Production Expense**   **$612 / month**
- ❏ **Gas Index**   **CIG**
- ❏ **Gathering**   **$0.00**
- ❏ **BTU Factor**   **1.000**
- ❏ **Fuel**   **0.0%**
- ❏ **Capital Cost of Well**   **$195k**
- ❏ **Working Interest**   **100%**
- ❏ **NRI**   **80%**
- ❏ **Net F&D Cost**   **$1.32 / Mcfe**

See Slide 2 regarding Forward Looking Statements

90

Wattenberg Codell Re-Frac Type Curve





Year	Oil BO	Gas MCF
1	1,936	18,068
2	1,165	12,230
3	882	9,605
4	726	8,052
5	624	7,007
6	552	6,246
7	498	5,664
8	456	5,195
9	419	4,780
10	385	4,397
11	355	4,046
12	326	3,722
13	300	3,424
14	276	3,150
15	254	2,898
16	234	2,666
17	215	2,453
18	198	2,257
19	182	2,076
20	127	1,447

2008 Proposed Development – Wattenberg Projects





46



Project Profile – NECO Area Drilling



❑ IP Rate	92 Mcf/d
❑ Production Profile	Hyperbolic
❑ EUR	192 MMcf
❑ Life of Well	27.92 years
❑ Severence Tax	2.05%
❑ Ad Valorem Tax	5.91%
❑ Production Expense	$685 / month
❑ Gas Index	20% MidCon; 80% CIG
❑ Gathering	($0.45)
❑ BTU Factor	1.000
❑ Fuel	4.8%
❑ Capital Cost of Well	$250k
❑ Working Interest	100%
❑ NRI	80%
❑ Net F&D Cost	$1.62 / Mcfe



NECO Type Well





Year	Gas Mcfe
1	26,909
2	19,205
3	15,225
4	12,747
5	11,036
6	9,776
7	8,805
8	8,031
9	7,397
10	6,865
11	6,384
12	5,938
13	5,522
14	5,135
15	4,776
16	4,442
17	4,131
18	3,842
19	3,573
20	2,514



2008 Proposed Development NECO Projects





NECO Projects



Project Profile – Appalachian Basin Drilling



❑ IP Rate	59 Mcf/d
❑ Production Profile	Hyperbolic
❑ EUR	177 MMcf
❑ Life of Well	59.1 years
❑ Severance Tax	5.0% and $0.047/mcf
❑ Ad Valorem Tax	3.0%
❑ Production Expense	$552 / month
❑ Gas Index	DTI Appal. Index
❑ Gathering	$0.00
❑ BTU Factor	1.07
❑ Fuel	12%
❑ Capital Cost of Well	$330k
❑ Working Interest	100%
❑ NRI	87.50%
❑ Net F&D Cost	$2.33 / Mcfe

Appalachian Type Well





Year	Gas Mcfe
1	25,359
2	16,552
3	12,617
4	10,326
5	8,808
6	7,719
7	6,895
8	6,249
9	5,725
10	5,292
11	4,927
12	4,615
13	4,345
14	4,108
15	3,898
16	3,703
17	3,517
18	3,341
19	3,174
20	2,276

Project Profile – Appalachian Re-Completions



❑	IP Rate	44 Mcf/d
❑	Production Profile	Hyperbolic
❑	EUR	75 MMcf
❑	Life of Well	30.6 years
❑	Severance Tax	5.0% and $0.047/mcf
❑	Ad Valorem Tax	3.0%
❑	Production Expense	$544 / month
❑	Gas Index	DTI Appal. Index
❑	Gathering	$0.00
❑	BTU Factor	1.07
❑	Fuel	12.0%
❑	Capital Cost of Well	$75k
❑	Working Interest	100%
❑	NRI	87.50%
❑	Net F&D Cost	$1.00 / Mcfe



2008 Proposed Development – Appalachian Projects





Appalachian Projects



Project Profile – Castle Drilling



❏ IP Rate	72 Mcf/d
❏ Production Profile	Hyperbolic
❏ EUR	189 MMcf
❏ Life of Well	40.1 years
❏ Severence Tax	0.0%
❏ Ad Valorem Tax	0.0%
❏ Production Expense	$250 / month
❏ Gas Index	DTI Appal. Index
❏ Gathering	$0.00
❏ BTU Factor	1.07
❏ Fuel	0.0%
❏ Capital Cost of Well	$253k
❏ Working Interest	100%
❏ NRI	81.25%
❏ Net F&D Cost	$1.67 / Mcfe

Castle Area Type Curve





Castle New Drill Type Curve

Capital Expenses - $275,000
Operating Expenses - $3,750/year
Production Taxes - 0.00%
IP - 2,426 MCFE/month

Year	Gas Mcfe
1	21,171
2	14,218
3	11,591
4	10,076
5	9,054
6	8,303
7	7,721
8	7,122
9	6,427
10	5,799
11	5,233
12	4,721
13	4,260
14	3,844
15	3,468
16	3,130
17	2,824
18	2,548
19	2,299
20	1,576

2008 Proposed Development Castle Projects





Castle Projects



2008 Proposed Development – Michigan Projects





52